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                               JOHNSON MUTUAL FUND
                                5556 CHEVIOT ROAD
                              CINCINNATI, OH 45247
                                  513-661-3100



April 8, 1998

Mr. Randall Koch
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, NW
Washington D.C. 20549


Re:      Amendment Withdrawal for Johnson Mutual Funds
         Request Withdrawal of Post Effective Amendment No. 8, Form N1-A
         CIK:  0000892657
         File Number:  33-52970


Dear Randy:

We are hereby requesting the withdrawal of Form 485APOS for the Johnson Mutual funds Realty Fund that was filed on January 22, 1998, accession number 950152-98-000359.

1) The filing had not been updated to reflect the changes that were made to the filing due to comments from the Commission.

2)       The filing should have been a 497, not a 485APOS.

We certainly apologize for this confusion and appreciate your help in correcting the error. Please let me know if there are any other steps we must take.

Sincerely,



/s/ DIANNA J. ROSENBERGER
------------------------------
Dianna J. Rosenberger, CFO
Johnson Mutual Funds Trust